Exhibit 99.1

SEARCHMEDIA HOLDINGS LIMITED

OFFER TO REDUCE THE EXERCISE PRICE OF CERTAIN OUTSTANDING WARRANTS

TO PURCHASE ORDINARY SHARES

AND TO EXTEND THE EXPIRATION DATE AND REDUCE THE EXERCISE PRICE

OF CERTAIN ADDITIONAL WARRANTS TO PURCHASE ORDINARY SHARES

(referred to in the discussion below as the “offer”)

THIS OFFER BEGINS ON DECEMBER 5, 2012 AND EXPIRES

AT 5:00 P.M. EASTERN TIME ON DECEMBER 26, 2012,

UNLESS WE EXTEND THE OFFER.

DECEMBER 5, 2012

SearchMedia Holdings Limited (the “Company,” “SearchMedia,” “we,” “us” or “our”) is providing holders of its Public Warrants, Insider Warrants, and Underwriter Warrants (each as defined below and collectively, the “Warrants”) the opportunity to exercise up to one-third of the Warrants held by them at a reduced exercise price and to extend the term and reduce the exercise price of certain of their remaining Warrants that are not exercised.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until 5:00 p.m. Eastern Time on December 26, 2012, a Warrant holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

By way of example, if you hold Public Warrants covering 300 ordinary shares, beginning on December 5, 2012 through 5:00 p.m. Eastern Time on December 26, 2012 (the “offer period”), you may exercise 100 of those Warrants to purchase 100 ordinary shares (that is, one-third of the Warrants you hold) at a reduced exercise price of $1.25 per share. The aggregate exercise price for the 100 ordinary shares covered by those Warrants would be $125. As soon as practicable after December 26, 2012, we will issue you 100 ordinary shares under the Registration Statement, assuming you have not withdrawn your exercised Warrants. At the expiration date of your remaining 200 warrants, we will extend the expiration date and reduce the exercise price for your remaining 200 warrants (an amount equal to two times the number of warrants exercised). From December 26, 2012 until February 19, 2013, the remaining 200 Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the remaining 200 Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS.”

Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

By way of example, if you hold 100 Public Warrants and you exercise the one-third maximum of your warrants by submitting the aggregate exercise price of $41.25 to exercise 33 of those 100 warrants, you will receive 33 ordinary shares. In this situation, since the holder has exercised the maximum number of warrants available to be exercised, we will round the number of Extended Warrants up from the calculated 66 warrants (two times the number of warrants exercised) to 67 warrants to account for the total number of warrants held by the participating holder before the offer.

The public warrants were included in the 10,000,000 units that were offered by Ideation Acquisition Corp. (“Ideation”), the predecessor of SearchMedia, in Ideation’s initial public offering (“IPO”), which was completed on November 26, 2007. Each unit consisted of one share of Ideation common stock and one warrant exercisable for an additional share of common stock (the “Public Warrants”). Upon the completion of the business combination between Ideation and SearchMedia International Limited (the “Business Combination”), the Public Warrants to purchase common stock of Ideation became Public Warrants to purchase ordinary shares of SearchMedia. The Public Warrants have an exercise price of $6.00 per share and expire on February 19, 2013.

In a private placement that occurred simultaneously with the consummation of the IPO, the initial stockholders of Ideation purchased warrants exercisable for 2,400,000 shares of Ideation common stock (the “Insider Warrants”). Upon the completion of the Business Combination, the Insider Warrants to purchase common stock of Ideation became Insider Warrants to purchase ordinary shares of SearchMedia. The Insider Warrants have an exercise price of $6.00 per share and expire on February 19, 2013.

Upon the closing of the IPO, Ideation sold and issued an option for $100 to purchase up to 500,000 units, each unit consisting of one share of Ideation common stock and one warrant exercisable for an additional share of common stock, to the representatives of the underwriters in the IPO (the “Underwriter Warrants”). Upon completion of the Business Combination, the units consist of one ordinary share of SearchMedia Holdings and one warrant exercisable for an additional ordinary share of SearchMedia. As a result, upon the completion of the Business Combination, the Underwriter Warrants to purchase common stock of Ideation became Underwriter Warrants to purchase ordinary shares of SearchMedia. The Underwriter Warrants have an exercise price of $7.00 per share and expire on February 19, 2013.

As of November 30, 2012, there are 8,265,040 Public Warrants outstanding, 2,395,000 Insider Warrants outstanding, and 500,000 Underwriter Warrants outstanding. As of November 30, 2012, there are 28,504,264 ordinary shares of SearchMedia outstanding.

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline.

The temporary exercise price of $1.25 per share for Public Warrants and Insider Warrants and $1.46 per share for Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. Your decision to participate by exercising your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If you choose not to participate, your Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

If you want to exercise your Warrants at the reduced exercise price, you must take the steps set forth in Part III, Section 4 of this document. To inform yourself about the offer to exercise your Warrants at the reduced exercise price, as well as the ordinary shares underlying the Warrants, you should:

•	read this entire document, particularly “Questions and Answers about the Offer” that starts on page A-1, because it contains important information;

•	read the Registration Statement, which covers the exercise of your Warrants and the issuance of ordinary shares underlying the Warrants;

•

review your Warrant and the Warrant Agreement (the form of Warrant Agreement may be found as Exhibit 4.4 of Amendment No. 2 of the Ideation Acquisition Corp. Registration Statement on Form S-1 filed on September 28, 2007 (Registration No. 333-144218));

•

contact Morrow & Co., LLC (“Morrow”), our Information Agent, at (203) 658-9400 or (800) 662-5200 or email Morrow at SearchMedia.info@morrowco.com if you have questions about the offer or need another copy of this document.

We are reducing the exercise price of your Warrants on the terms and conditions described in this document and the attached materials, including the conditions we describe in Section 7 of Part III of this document. Your participation is not conditioned on any minimum number of Warrant holders electing to exercise their Warrants.

Our ordinary shares are quoted on the NYSE MKT under the symbol “IDI.” On November 30, 2012, the closing price of one share of our ordinary shares was $1.17. We recommend that you get current market prices for our ordinary shares before deciding whether to exercise your Warrant at the reduced exercise price.

IMPORTANT NOTICE

Although our board of directors has approved the exercise price reduction, neither we nor our board of directors makes any recommendation to you as to whether or not you should exercise any of your Warrants. We have not authorized any person to make any recommendation on our behalf regarding whether or not you should exercise any of your Warrants.

You must make your own decision as to whether or not to exercise any of your Warrants. In doing so, you should rely only on the information contained in this document, your Warrant and the Warrant Agreement. You are strongly encouraged to consult with your advisors, including your tax advisor, before making any decision regarding the exercise of your Warrants.

This document is dated December 5, 2012. You should not assume that the information contained in this document is accurate as of any date other than December 5, 2012, and the delivery of this document shall not, under any circumstances, create an implication that there has been no change in our affairs since December 5, 2012 or that the information herein is correct as of any time after such date.

SearchMedia has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the transfer agent and Morrow & Co., LLC, referred to as Morrow, to act as the information agent in connection with this offer. SearchMedia may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by SearchMedia against certain liabilities and expenses in connection therewith.

The offer to exercise your Warrants at a reduced price has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined whether the information in this document is accurate or complete. Any representation to the contrary is a criminal offense.

Annexes
A	Letter of Transmittal
B	Notice of Withdrawal
C	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
D	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
E	Form of Notice of Guaranteed Delivery

I.	SUMMARY

The following are answers to some questions about the offer to reduce the exercise price of your warrants. The answers are summaries and do not describe all of the details of the offer. You should read all of this document, your Warrant and the Warrant Agreements because these documents include additional information that may be important to you. For many of the questions, we have included a reference to the section or sections contained in Part III of this document where you can read additional discussion.

QUESTIONS AND ANSWERS ABOUT THE OFFER

1.	What is the offer to exercise Warrants at a reduced price?

SearchMedia Holdings Limited (the “Company,” “SearchMedia,” “we,” “us” or “our”) is providing holders of its Public Warrants, Insider Warrants, and Underwriter Warrants (each as defined below and collectively, the “Warrants”) the opportunity to exercise up to one-third of the Warrants held by them at a reduced exercise price and to extend the term and reduce the exercise price of certain of their remaining Warrants that are not exercised.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a holder of Warrants may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

2.	Why is SearchMedia Holdings Limited reducing the exercise price of the Warrants?

We are reducing the exercise price of the Warrants to provide Warrant holders an opportunity to exercise a portion of the Warrants before their expiration, so that we can raise cash for our operations.

3.	When does the offer to exercise Warrants at a reduced price begin and end?

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless our board of directors determines to extend it. As of the date of this document, our board of directors has no plans to extend the offer. If our board of directors later determines to extend the offer, we will publicly announce the extension no later than 4:00 p.m., Eastern Time, on the expiration date.

4.	Who is entitled to participate in the offer and exercise their Warrants at a reduced price?

Only holders of Public Warrants, Insider Warrants, and Underwriter Warrants are entitled to participate in the offer and exercise their Warrants at a reduced price.

5.	How many ordinary shares are covered by the Warrants?

Public Warrants covering 8,265,040 ordinary shares remain outstanding. Insider Warrants covering 2,395,000 ordinary shares remain outstanding. Underwriter Warrants covering 500,000 ordinary shares remain outstanding. If every Warrant holder elects to exercise the maximum number of Warrants (one-third) held by them, we would issue approximately 3.7 million ordinary shares and would receive proceeds of approximately $4.7 million.

6.	As a Warrant holder, must I exercise my Warrants?

No. Your decision to exercise your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to exercise your Warrants. If you do not exercise your Warrants, your Warrants will remain outstanding according to their existing terms and conditions, will continue to trade on the NYSE MKT, and will expire on February 19, 2013.

7.	Do I have to pay any money in order to exercise my Warrants at the reduced exercise price?

Yes. The Warrants do not provide for “cashless exercise” and you may not use other ordinary shares in order to exercise your Warrants. You must pay the aggregate exercise price for the Warrants you exercise by payment in U.S. dollars either by bank draft (cashier’s check), certified check, drawn upon a U.S. bank or money order, or wire transfer as described in Section 4.

8.	If I exercise my Warrants, when will I receive the ordinary shares that I purchase?

The ordinary shares underlying properly exercised Warrants that are not withdrawn will be issued as soon as practicable after December 26, 2012 or at such later date if we extend the offer period.

9.	Will I be able to sell the ordinary shares I receive upon exercise of my Warrants in the market? Where can I trade the ordinary shares I receive upon exercise of my Warrants?

Yes, provided you are not an affiliate at the time you sell the ordinary shares and have not been an affiliate for 90 days before that time. The Registration Statement covering the issuance of ordinary shares underlying the Warrants was declared effective as of September 27, 2011. Provided this Registration Statement remains effective when the ordinary shares are issued, the ordinary shares will be issued without restriction.

Our ordinary shares currently trade on the NYSE MKT under the ticker symbol “IDI.” As we have previously disclosed, the NYSE MKT notified the Company that it was no longer in compliance with certain continuing listing standards and if the Company fails to make progress consistent with meeting those continuing listing standards by January 15, 2013, the Company’s securities may be delisted from quotation on the NYSE MKT. Delisting from the NYSE MKT could limit investors’ ability to sell and buy the Company’s securities. There is no assurance that we will regain compliance with the continued listing standards by January 15, 2013 or that our securities will continue to trade on the NYSE MKT. The Company intends to continue to work with the NYSE MKT but there is no assurance the Company will be successful.

10.	What happens to any fractional Warrants resulting from an exercise of one-third of my Warrants?

Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

By way of example, if you hold 100 Public Warrants and you exercise the one-third maximum of your warrants by submitting the aggregate exercise price of $41.25 to exercise 33 of those 100 warrants, you will receive 33 ordinary shares. In this situation, since the holder has exercised the maximum number of warrants available to be exercised, we will round the number of Extended Warrants up from the calculated 66 warrants (two times the number of warrants exercised) to 67 warrants to account for the total number of warrants held by the participating holder before the offer.

11.	If I elect to exercise my Warrants and participate in the offer, can I change my mind?

Yes. You may withdraw your exercised Warrants at any time before 5:00 p.m. Eastern Time, on December 26, 2012. If we extend the offer beyond that time, you may withdraw your exercised Warrants at any time before the extended expiration date. To withdraw your exercised Warrants, you must deliver to us a written notice of withdrawal (which is attached as Annex B to this document) with the required information while you still have the right to withdraw. The notice of withdrawal may be delivered by any of the means indicated for a valid exercise as indicated in Part III, Section 4, “Procedures for Participating in the offer to exercise your Warrants at a reduced price.”

Once you have withdrawn your Warrants, you may re-submit your Warrants only by again following the delivery procedures described in this document. See Part III, Section 5, “Withdrawal Rights.”

12.	Will affiliates be able to exercise their Warrants at the reduced exercise price?

Yes. Our officers and directors will be able to participate in the offer on the same terms as Warrant holders who are not affiliates. Please see the information below in the section titled “Interests of Directors and Executive Officers in the Offer.”

13.	Is it likely that a similar offer to this one will be made in the future?

As of the date of this document, our board of directors has no plan to make a similar offer. However, if we are successful in raising funds, the board of directors may later decide to raise funds by making a similar offer.

14.	How will Warrant exercises be accounted for by SearchMedia Holdings Limited and what are the accounting consequences of the offer?

Warrant exercises made in the offer and the corresponding issuances of ordinary shares will result in increases to the current assets and additional paid-in capital accounts included in our balance sheet as well as the number of ordinary shares outstanding.

15.	Do I have to do anything if I do not elect to exercise my Warrants?

No. You do not have to send or return any documents to us if you do not wish to participate in the offer. The offer is completely voluntary, and there are no penalties for electing not to participate.

16.	What happens to my Warrant if I do not elect to exercise my Warrants?

Nothing. If you choose not to participate, your Warrants will remain outstanding according to their existing terms and conditions, will continue to trade on the NYSE MKT, and will expire on February 19, 2013.

17.	Are there risks that I should consider in deciding whether to exercise my Warrants?

Yes. Exercising your Warrants does have some risks. You should carefully read the discussion of certain of these risks in Part II of this document (“Risks Relating to the Exercise of Your Warrants”). In addition, you should carefully read the Risk Factors sections of (1) our Registration Statement on Form F-3 (Regis. No. 333-176634), which was filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2011 and (2) our Annual Report on Form 20-F, which was filed with the SEC on May 15, 2012 and was amended on June 8, 2012.

18.	Are there conditions to the offer?

Yes. The offer is subject to conditions that are described in Section 7 of Part III. Your participation is not conditioned on any minimum number of Warrant holders electing to participate in the exercise of their Warrants. Participation in the offer is completely voluntary.

19.	Will I have to pay federal income taxes at the time I exercise my Warrants if I participate in the offer?

We believe that Warrant holders who are subject to U.S. federal income taxation will incur no immediate federal income tax consequences as a result of either electing to retain their Warrants or electing to exercise Warrants in exchange for a reduction in the exercise price and an extension of the expiration date of their remaining Warrants. Those Warrant holders who participate in the offer and later sell the ordinary shares they received by exercising their Warrants may recognize a gain or loss on the sale. However, individual tax situations are complex and this information is very general and may not be applicable to your tax situation. We advise you to consult with your tax advisor about the tax consequences of this transaction on your tax situation.

20.	Does SearchMedia Holdings Limited or its board of directors have a recommendation about whether or not I should exercise my Warrants at the reduced exercise price?

Neither the Company nor the board of directors is making a recommendation as to whether or not you should exercise your Warrants at the reduced exercise price. Although the board of directors approved the warrant price reduction, the board of directors recognizes that the decision to exercise warrants is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences. You are strongly encouraged to consult with your personal advisors before you elect to exercise Warrants in the offer.

21.	How do I exercise my Warrants at the reduced exercise price?

In order to exercise your Warrants at the reduced exercise price, no later than 5:00 p.m. Eastern Time on December 26, 2012 we must receive from you:

•	the letter of transmittal, a copy of which is included as Annex A to this document,

•	good funds in the amount of the aggregate reduced exercise price of the Warrants exercised, and

•	the original Warrant.

These documents should be delivered to:

Continental Stock Transfer & Trust Company’s office located at

17 Battery Place – 8th Floor,

New York, New York 10004,

Attention: Reorganization Department

22.	Who can I talk to if I have questions about the offer?

For additional information or assistance, you should contact Morrow & Co., LLC (“Morrow”), our information agent, at (203) 658-9400 or (800) 662-5200 or email Morrow at SearchMedia.info@morrowco.com if you have questions about the offer or need another copy of this document.

In addition, you are strongly encouraged to consult your personal advisors if you have questions about your financial or tax situation.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE OFFER

Certain of our directors, executive officers and key shareholders may participate in the offer to exercise Warrants at a reduced exercise price. As of November 30, 2012, such persons, as a group, beneficially owned Warrants representing the right to purchase a total of 3,214,000 of our ordinary shares, which represented approximately 28.8% of the ordinary shares that could be purchased by the Warrant holders as of that date in this offer.

The following table sets forth information as of November 30, 2012, regarding the number of ordinary shares represented by Warrants held individually by our directors, executive officers, significant shareholders and their affiliates.

Name and Position	Number of Ordinary Shares Represented by Public Warrants	Number of Ordinary Shares Represented by Insider Warrants	Percentage of All Ordinary Shares represented by Warrants Outstanding in this offer
Robert Fried (Chairman of the Board)	40,000	550,000	5.3%
Steven D. Rubin (Director)	3,000	150,000	1.4%
Frost Gamma Investments Trust (1)	1,151,200	1,320,000	22.1%

Total	1,194,200	2,020,000	28.8%

(1)	These securities are owned of record by Frost Gamma Investments Trust, of which Dr. Phillip Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Frost Gamma Investments Trust. Dr. Frost is not a director or officer of the Company.

II.	RISKS RELATING TO THE EXERCISE OF YOUR WARRANTS

Participation in the offer involves potential risks, including those described under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on May 15, 2012, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC on June 8, 2012 and the risks identified and described under the heading “Risk Factors” in our Registration Statement on Form F-3, filed with the SEC on September 1, 2011. You should carefully consider these risks before you elect to exercise your Warrants. You are strongly encouraged to consult with your advisors, including your tax advisor, before making any decisions regarding the exercise of your Warrants.

III.	OFFER TO EXERCISE WARRANTS AT A REDUCED PRICE

Section 1. Eligibility.

Individuals who are holders of the Company’s Public Warrants, Insider Warrants, and Underwriter Warrants are eligible to participate in the offer to exercise their Warrants at a reduced price.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a holder of Warrants may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Registration Statement.

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

By way of example, if you hold Public Warrants covering 300 ordinary shares, beginning on December 5, 2012 through December 26, 2012, you may exercise 100 of those Warrants to purchase 100 ordinary shares (that is, one-third of the Warrants you hold) at a reduced exercise price of $1.25 per share. The aggregate exercise price for the 100 ordinary shares covered by those Warrants would be $125. As soon as practicable after December 26, 2012, we will issue you 100 ordinary shares under the Registration Statement, assuming you have not withdrawn your exercised Warrants. At the expiration date of your remaining 200 warrants, we will extend the expiration date and reduce the exercise price for your remaining 200 warrants (an amount equal to two times the number of warrants exercised). From December 26, 2012 until February 19, 2013, the remaining 200 Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the remaining 200 Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS.”

Section 2. Number of Warrants; Duration.

As of the date of this offer, the Public Warrants, Insider Warrants and Underwriter Warrants represented the right to purchase 8,265,040 ordinary shares, 2,395,000 ordinary shares, and 500,000 ordinary shares, respectively, at prices of $1.25, $1.25, and $1.46 per share, respectively. If every Warrant holder elected to participate in the offer, we would receive proceeds of approximately $4.7 million and we would be required to issue approximately 3.7 million ordinary shares.

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless our board of directors determines to extend it. As of the date of this document, our board of directors has no plans to extend the offer. If our board of directors later determines to extend the offer, we will publicly announce the extension no later than 4:00 p.m., Eastern Time, on the expiration date.

Section 3. Purpose of the Offer.

We are reducing the exercise price of the Warrants to provide Warrant holders an opportunity to exercise a portion of the Warrants before their expiration, so that we can raise cash for our operations.

Recommendation of our Board of Directors.

Although our board of directors has approved the exercise price reduction, it recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors. Accordingly, you are strongly encouraged to consult with your personal advisors if you have questions about your financial or tax situation. Neither SearchMedia Holdings Limited nor our board of directors is making any recommendation to you as to whether you should participate and exercise any of your Warrants. The ordinary shares you receive by exercising your Warrants may end up being worth less than the exercise price. You must make your own decision whether to participate and exercise any of your Warrants.

Section 4. Procedures for Participating in the offer to exercise your Warrants at a reduced price.

You must deliver to us, no later than 5:00 p.m. Eastern Time on December 26, 2012:

•	the completed letter of transmittal,

•	good funds in the amount of the exercise price, and

•	the original Warrant Agreement(s).

These documents should be delivered to Continental Stock Transfer & Trust Company’s office located at 17 Battery Place – 8th Floor, New York, New York 10004, Attention: Reorganization Department.

You may not exercise your Warrants by electronic delivery or facsimile. You may make delivery via U.S. mail, overnight courier or by hand delivery.

Your election to exercise the Warrants will be effective only after you properly submit the above listed documents and payment of the exercise price before the expiration date of the offer and the Company in its sole discretion accepts the exercised Warrant.

The method of delivery of the documents necessary to exercise the Warrants and the payment of the exercise price is at your election and risk. The delivery of the documents will be effective upon receipt by Continental Stock Transfer & Trust Company and the Company’s acceptance of the exercised Warrant. In all cases, you should allow sufficient time to ensure that Continental Stock Transfer & Trust Company receives the documents and payment in time. We do not intend to notify you of the receipt of the documents and payment, therefore it is your responsibility to ensure that Continental Stock Transfer & Trust Company has received your items.

We will determine, in our discretion, all questions as to the validity, form and eligibility (including time of receipt) of any documents you submit. Our determination of these matters will be final and binding on all parties. We may reject any documents or any Warrants exercised to the extent that we determine the Warrants are not properly exercised or to the extent that we determine it is unlawful to accept the Warrants. We may waive any defect or irregularity in a submitted election. No Warrants will be properly exercised until all defects or irregularities have been cured by the Warrant holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any documents you submit, and no one will be liable for failing to give notice of any defects or irregularities.

If you elect to exercise your Warrants in accordance with the procedures described above, you will have accepted the terms and conditions of the offer. If we accept the exercise of your Warrants, there will be a binding agreement between us and you on the terms and subject to the conditions of the offer.

If a Warrant holder decides to participate in the offer to exercise up to one-third of the Warrants held by them during the offer period, then the participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be held in escrow and will not trade on the NYSE MKT from the close of the offer on December 26, 2012 until February 19, 2013. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities. If you elect to exercise your Warrants and we accept the exercise of your Warrants, as soon as practicable after December 26, 2012, we will issue you the ordinary shares under the Registration Statement, assuming you have not withdrawn your exercised warrants. If you do not elect to exercise your Warrants or if you fail to properly exercise your Warrants, you will not participate in the offer and you will retain your Warrants with the original terms, including the expiration date of February 19, 2013.

Method of Payment

Your payment must be made in U.S. dollars for the full number of Warrants you are exercising by either bank draft (cashier’s check), certified check, drawn upon a U.S. bank or money order payable to Continental Stock Transfer & Trust Company (the “Depositary”). Wire transfers are also acceptable;

instructions are:

JP Morgan Chase

ABA # 021000021

Account Name: Continental Stock Transfer as agent for Search Media Holdings

Account # 475580036

Receipt of Payment

Your payment will be considered received by the Depositary only upon receipt by the Depositary of a certified check or bank draft drawn upon a U.S. bank, a money order or wire transfer.

Guaranteed Delivery

If you want to exercise your Warrants pursuant to the offer, but (i) your Warrants are not immediately available, (ii) the procedure for book–entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the Depositary prior to the expiration date, you can still exercise your Warrants, if all the following conditions are met:

A.	the exercise of your Warrants is made by or through an Eligible Institution, as defined below;

B.	the Depositary receives by hand, mail, or overnight courier, prior to the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this offer letter (with signatures guaranteed by an Eligible Institution) along with the payment for the exercised Warrants as described above; and

C.	the Depositary receives, within three New York Stock Exchange trading days after the date of its receipt of the Notice of Guaranteed Delivery:

1.	the instruments for all exercised Warrants, or confirmation of receipt of the Warrants pursuant to the procedure for book–entry transfer as described above, and

2.	a properly completed and duly executed Letter of Transmittal (or copy thereof), or an Agent’s Message, as defined below, in the case of a book–entry transfer, and any other documents required by the Letter of Transmittal.

In any event, the issuance of ordinary shares for Warrants exercised pursuant to the offer and accepted pursuant to the offer will be made only after timely receipt by the Depositary of Warrants, properly completed, duly executed Letter(s) of Transmittal and any other required documents.

An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad–15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC exchanging the Warrants that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

Questions about the Offer

You can ask questions about the offer or request assistance or additional copies of the offer documents by telephoning Morrow & Co., LLC, the Company’s information agent, at (203) 658-9400 or (800) 662-5200 or by email at SearchMedia.info@morrowco.com.

Section 5. Withdrawal Rights.

If you elect to exercise your Warrants and later change your mind, you may withdraw your exercised Warrants by following the procedure described in this Section 5.

You may withdraw your exercised Warrants at any time before 5:00 p.m. Eastern Time on December 26, 2012. If we extend the offer beyond that time, you may withdraw your exercised Warrants at any time until the extended expiration of the offer. In addition, if we have not accepted your exercised Warrants by December 26, 2012, you will also have the right to withdraw your exercised Warrants after that date and until your exercised Warrants have been accepted. We currently intend to accept properly exercised Warrants promptly after the scheduled expiration date of the offer, which is 5:00 p.m. Eastern Time on December 26, 2012.

To validly withdraw exercised Warrants, you must deliver to us via the means and to the mailing address set forth in Section 4, the written Notice of Withdrawal, properly completed, while you still have the right to withdraw the exercised Warrants. We have filed a form of the Notice of Withdrawal as Annex B to this document, which we filed with the SEC on December 5, 2012.

You may not rescind any withdrawal, and any Warrants you withdraw will thereafter be deemed not properly exercised for purposes of the offer, unless you properly re-exercise those Warrants before the expiration date by following the procedures described in Section 4 of the offer.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failing to give notice of any defects or irregularities. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Our determinations of these matters will be final and binding.

Section 6. Acceptance of Warrant Exercise and Issuance of Ordinary Shares.

For purposes of the offer, unless we notify you in writing that the exercise of your Warrant was invalid or that you were not included in the class of individuals entitled to exercise your Warrant at the reduced exercise price, we will be deemed to have accepted the exercise of your Warrants when we receive the letter of transmittal, the original Warrant and good funds in the amount of the exercise price. Once these are received, we will hold in escrow the Extended Warrants and issue to you our ordinary shares for the Warrants exercised.

Section 7. Conditions of the Offer.

Subject to rules of the SEC and notwithstanding any other provision of the offer, we will not be required to accept your Warrant exercise and may terminate or amend the offer or postpone the acceptance of any Warrant exercise, if at any time on or after commencement of the offer and before the expiration date of the offer any of the following events occur that in our reasonable judgment makes it inadvisable to proceed with the offer:

•

there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the exercise of the Warrants, the issuance of ordinary shares in exchange for the Warrant exercise, or otherwise relates in any manner to the offer; or that, in our reasonable judgment, could materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us;

•

there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or SearchMedia Holdings Limited or any of its subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the exercise of the Warrants, the issuance of the ordinary shares or the extension of the Warrant expiration date illegal or otherwise restrict or prohibit consummation of the offer;

•	materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us; or

•

materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

•	there has occurred:

•

any significant change in the market price of our ordinary shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material effect on our business, condition (financial or other), operations or prospects or on the trading in our ordinary shares;

•

any change in the general political, market, economic or financial conditions that could have a material effect on our business, condition (financial or other), operations or prospects that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•

any change in generally accepted accounting principles or interpretations of generally accepted accounting principles which could or would materially and adversely affect the manner in which we are required for financial accounting purposes to account for the offer;

•

a tender offer with respect to some or all of our ordinary shares, or a merger or acquisition proposal for us, has been proposed, announced or made by another person or entity or has been publicly disclosed; or

•

any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, has or may have a material adverse effect on us and our subsidiaries, taken as a whole.

The conditions to the offer are for our benefit. We may assert them at our discretion prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other conditions to the offer. Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances. Any determination or judgment we make concerning the events described in this section will be final and binding upon all persons.

Section 8. Price Range of Our Ordinary Shares.

SearchMedia’s ordinary shares and warrants are listed on the NYSE MKT under the symbols IDI and IDI.WS, respectively.

The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE MKT in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	High and Low Market Prices for each Full Financial Quarter for the Two Most Recent Years and the Subsequent Quarters
	Ordinary Shares		Warrants
	High	Low	High	Low
2010
First Quarter	$7.55	$4.51	$2.25	$0.80
Second Quarter	$6.14	$3.01	$1.20	$0.40
Third Quarter	$3.63	$1.62	$0.58	$0.22
Fourth Quarter	$3.65	$1.68	$0.50	$0.19
2011
First Quarter	$3.50	$1.71	$0.35	$0.12
Second Quarter	$2.72	$1.42	$0.35	$0.13
Third Quarter	$2.03	$1.13	$0.35	$0.11
Fourth Quarter	$1.97	$0.47	$0.17	$0.05
2012
First Quarter	$1.85	$0.50	$0.19	$0.06
Second Quarter	$1.99	$1.40	$0.15	$0.06
Third Quarter	$1.80	$0.99	$0.10	$0.07
Fourth Quarter (through November 30, 2012)	$1.65	$0.92	$0.13	$0.03

Our share price has been, and in the future may be, highly volatile. The trading price of our ordinary shares has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, some of which are outside our control.

Our ordinary shares currently trade on the NYSE MKT under the ticker symbol “IDI.” As we have previously disclosed, the NYSE MKT notified the Company that it was no longer in compliance with certain continuing listing standards and if the Company fails to make progress consistent with meeting those continuing listing standards by January 15, 2013, the Company’s securities may be delisted from quotation on the NYSE MKT. Delisting from the NYSE MKT could limit investors’ ability to sell and buy the Company’s securities. There is no assurance that we will regain compliance with the continued listing standards by January 15, 2013 or that our securities will continue to trade on the NYSE MKT. The Company intends to continue to work with the NYSE MKT but there is no assurance the Company will be successful.

We recommend that you obtain the current market price of our ordinary shares before deciding whether to elect to exercise your Warrants. The last sale price of our ordinary shares on November 30, 2012 was $1.17.

Section 9. Source and Amount of Funds or Other Consideration.

The offer does not involve the payment of money by us to the Warrant holders. The consideration for the reduction in the exercise price and the extension of the Warrant term is the exercise by the Warrant holder of up to one-third of the Warrants and the purchase of up to one-third of the ordinary shares underlying the Warrants. The Company will receive the exercise price for the Public Warrants, Insider Warrants and Underwriter Warrants, respectively, which are described in the offer.

No transactions in our securities have been made by us, our subsidiaries or by our officers, directors or affiliates during the 60 days immediately prior to the filing of this document.

Section 10. Information Concerning SearchMedia Holdings Limited

General. SearchMedia Holdings Limited is a Cayman Islands exempted company. Our principal executive offices are located at Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041, and our telephone number at that address is (86)-21-6287-6122.

We are a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Our ordinary shares are traded on the NYSE MKT exchange under the ticker symbol “IDI.”

The following are the directors and executive officers of SearchMedia Holdings Limited:

Name	Position
Peter W.H. Tan	Chief Executive Officer and Director
Robert Fried	Chairman of the Board
Chi-Chuan (Frank) Chen	Director
Paul Conway	Director
Jeffrey Yunan Ren	Director
Steven D. Rubin	Director
Shirley Liu	Chief Financial Officer

Subject to the foregoing, and except as otherwise disclosed in this offer or in our filings with the SEC, we presently have not entered into any arrangements or binding agreements that relate to or would result in any of the following although we cannot assure you that we will not plan, propose or engage in negotiations with respect to the noted matters during or after the expiration of the offer:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization;

•	any change in the present board of directors or management;

•	any material change in our corporate structure or business;

•	our ordinary shares becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to sections 13 or 15(d) of the Exchange Act;

•	the acquisition or disposition of more than 10% of shares of our ordinary shares (or securities convertible into or exercisable for such number of shares of our ordinary shares) by any person; or

•	any change in our Memorandum and Articles of Association, or any actions which may impede the acquisition of control of us by any person.

We cannot assure you that we will not plan, propose or engage in negotiations with respect to the above noted matters during or after the expiration of the offer.

Certain Financial Information. We incorporate by reference the financial statements, related notes and other financial information included in (i) our Annual Report on Form 20-F for our fiscal year ended December 31, 2011 which we filed with the SEC on May 15, 2012, as amended by Amendment No. 1 to our Annual Report on Form 20-F/A filed with the SEC on June 8, 2012, and (ii) our financial results for the first six months ended June 30, 2012, that were included in Exhibit 99.1 in our Form 6-K filed with the SEC on August 21, 2012.

This information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains the above-referenced reports, as well as proxy and information statements and other information that we file electronically with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

For information regarding the accounting consequences of our offer, see Section 12.

Section 11. Past Contracts, Transactions, Negotiations and Agreements.

The discussion below includes brief summaries of agreements, arrangements, or understandings between the Company and any other person with respect to any of our securities. The summaries are qualified in their entirety by the full text of the agreements.

Employment Agreements

In February 2012, we entered into an employment agreement with Peter Tan to serve as our Chief Executive Officer. In connection with Mr. Tan’s employment agreement, we granted him options to purchase 400,000 shares of our ordinary shares with an exercise price of the closing price of our ordinary shares on February 13, 2012, which vest one-third annually on the anniversary of the date of grant.

In November 2012, we entered into an offer letter with Shirley Liu to serve as our Chief Financial Officer. In connection with Ms. Liu’s offer letter, we granted her options to purchase 125,000 shares of our ordinary shares at an exercise price of the closing price of our ordinary shares on November 15, 2012, which vest one-third annually on the anniversary of the date of grant, as well as issued Ms. Liu 125,000 shares of restricted shares which vest one-third per year on the anniversary of the date of grant.

Other Agreements

In connection with Paul Conway, our former Chief Executive Officer, resigning as Chief Executive Officer, we entered into a Separation Agreement and Consulting Agreement. In connection with the Separation Agreement, Mr. Conway’s original grant of 250,000 options were terminated and a new grant of 100,000 options were issued on March 27, 2012, with an exercise price of the closing price of our ordinary shares on March 27, 2012 and which vest one-third annually on the anniversary of the date of grant. Additionally, Mr. Conway received an aggregate of 56,087 ordinary shares as result of the one-third vesting of his initial restricted share award and the issuance of ordinary shares related to certain amounts owed to him.

In connection with Wilfred Chow, our former Chief Financial Officer, resigning as Chief Financial Officer, we extended the expiration date of his outstanding options to December 31, 2013.

Option Grants to Directors and Others

On February 8, 2012, we issued an aggregate of 275,000 options to purchase ordinary shares to our directors and 75,000 options to other eligible participants with an exercise price of the closing price of our ordinary shares on February 8, 2012, which vest fully one year from the date of grant. On March 21, 2012, we issued 25,000 options to purchase ordinary shares to Yunan (Jeffrey) Ren as a result of his joining our board of directors, with an exercise price of the closing price of our ordinary shares on March 21, 2012, and which vest fully on February 24, 2013, the one year anniversary of his joining our board of directors.

Share buyback with shareholders

In January 2012 and May 2012, we reached settlement agreements with all parties related to the arbitration between us and certain of our predecessor shareholders related to matters from the share exchange agreement signed October 30, 2009. Following the definitive settlements, (i) an aggregate of 2,471,968 shares had been repurchased by us at an average price per share of $0.25, (ii) 2,029,700 shares were surrendered and cancelled without consideration, and (iii) 1,624,993 warrants were surrendered and cancelled without consideration.

Convertible Promissory Notes

In February 2012, we entered into an agreement for a new $3.0 million convertible note with our existing major shareholder and several other investors including an affiliate of our Chief Executive Officer. The note had a one year term and borrowings bear interest at a rate of 10% per annum. The notes were converted at $1.00 per share into an aggregate of 3,148,833 ordinary shares (including interest due) in August 2012.

August 2012 and September 2012 Ordinary Share Investment

In August 2012, we entered into an agreement for a private placement of up to 10.0 million ordinary shares, of which we had closed the first tranche of 6.1 million shares with a per share price of $1.00 per share. Frost Gamma Investments Trust, an entity affiliated with Dr. Phillip Frost, our largest shareholder, purchased 2.1 million ordinary shares and TGC Partners Limited, an entity affiliated with our CEO, Mr. Peter W. H. Tan, purchased 800,000 ordinary shares in the August 2012 private placement. In September 2012, we closed the second tranche of the private placement with the issuance of 855,000 shares with a per share purchase price of $1.00 per share.

Earnout Obligations

In connection with the completion of our earnout obligations, during 2012, we issued an aggregate of 158,515 ordinary shares to the former owners of Ad-ICON Hong Kong.

In connection with our divestiture of our Zhejiang Continental Advertising Co. Ltd. (“Zhejiang Continental”) subsidiary, in May 2012, we agreed to divest Zhejiang Continental back to its previous owners and eliminate the related earnout liability of $8.2 million in exchange for the issuance of 1.0 million of our ordinary shares.

Equity Compensation Plans

Amended and Restated 2008 Share Incentive Plan

In connection with the Business Combination of SearchMedia International Limited and Ideation Acquisition Corp. on October 30, 2009, the stockholders of Ideation Acquisition Corp., the predecessor of the Company, approved the assumption of the SearchMedia International Limited 2008 Share Incentive Plan and its amendment and restatement as the SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”).

The purpose of the 2008 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The 2008 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the members of the board of directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

The 2008 Plan originally provided for the issuance of up to 1,706,492 shares, which was increased to 3,000,000 shares following the 2011 annual general meeting. The compensation committee of the board of directors of the Company recommended an increase in the 2008 Plan from 3,000,000 ordinary shares to 4,500,000 ordinary shares. On October 18, 2012, the board of directors authorized and approved, subject to the approval of the shareholders, the increase of the number of authorized shares to be awarded under the 2008 Plan from 3,000,000 ordinary shares to 4,500,000 ordinary shares which may be granted to designated employees, directors and consultants of the Company.

SearchMedia Holdings Limited’s compensation committee administers the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Pursuant to the plan, currently 3,000,000 shares have been reserved for issuance. The types of awards SearchMedia Holdings Limited may grant under the plan include the following.

•	options to purchase SearchMedia Holdings Limited’s ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive SearchMedia Holdings Limited’s ordinary shares at a specified date in the future, which may be subject to forfeiture.

Awards granted under SearchMedia Holdings Limited’s plan are each evidenced by an award document that sets forth the terms, conditions and limitations for each grant, including the exercise price, the number of shares to which the award pertains, the conditions upon which an option will become vested and exercisable and other customary provisions.

SearchMedia Holdings Limited may grant awards to (i) its employees, directors and consultants, and (ii) the employees, directors and consultants of any of its parents or subsidiaries and of any entity in which SearchMedia Holdings Limited or any of its parents or subsidiaries holds a substantial ownership interest. Incentive share options may be granted to employees of SearchMedia Holdings Limited, or any of its parents or subsidiaries, and may not be granted to employees of a related entity or to independent directors or consultants.

Unless otherwise provided in the award agreement: 1) the outstanding awards will accelerate by one year upon occurrence of a change of control as defined in the plan where the successor entity does not convert, assume or replace SearchMedia Holdings Limited’s outstanding awards under the plan; 2) in the event of a corporate transaction as defined in the plan, including certain amalgamations, arrangements, consolidations or schemes of arrangement and the transfer of all or substantially all of SearchMedia Holdings Limited’s assets, each outstanding award that is not assumed or replaced by the successor entity will become fully vested and immediately exercisable provided that the related grantee’s continuous service with SearchMedia Holdings Limited shall not be terminated before the effective date of the corporate transaction; and 3) furthermore, in the event of a corporate transaction, each outstanding award that is assumed or replaced by the successor entity will become fully vested and immediately exercisable immediately upon termination of the participant’s employment or service within twelve (12) months of the corporate transaction without cause.

The term of each award grant shall be stated in the award agreement, provided that the term for an option shall not exceed ten years from the date of the grant, unless shareholder approval is obtained for amending the plan to extend the exercise period for an option beyond ten years from the date of the grant.

In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Except as otherwise provided by the committee that administers the plan, awards granted under the plan may not be assigned, transferred or otherwise disposed of by the award holders other than by will or the laws of descent and distribution.

Unless terminated earlier, the plan will expire on, and no award may be granted pursuant to the plan after, the tenth anniversary of its effective date. With the approval of SearchMedia Holdings Limited’s board of directors, the committee that administers the plan may amend or terminate the plan, except that shareholder approval shall be obtained to the extent necessary or desirable to comply with applicable laws or stock exchange rules, or for amendments to the plan that increase the number of shares available under the plan, permit the committee to extend the term of the plan or the exercise price of an option beyond ten years from the date of grant or result in a material increase in benefits or a change in eligibility requirements.

There were approximately 2.1 million options and restricted shares outstanding issued under the 2008 plan.

Section 12. Accounting Consequences of the Offer.

As a result of the offer, (i) the assets included in our balance sheet will increase by the amount of cash we receive as a result of the Warrant exercises and (ii) the number of ordinary shares and the additional paid-in capital account included in our balance sheet will increase, respectively, by the number of ordinary shares issued as a result of the exercise of the Warrants and by the value we receive as a result of the exercise of the Warrants.

Section 13. Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the exercise of the Warrants, the acquisition or ownership of our ordinary shares, the extension of the expiration date of the Warrants or the reduction in the exercise price of the Warrants as described in this offer. If any other approval or action should be required, we presently intend to seek that approval or take that action. This could require us to delay the acceptance of Warrants that are exercised. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer is subject to the conditions described in Section 7.

Section 14. Material U.S. Federal Income, Cayman Islands and PRC Tax Consequences.

The following is a general discussion of certain U.S. federal income tax, Cayman tax and PRC tax consequences of the Offer, and of holding and disposing of Warrants and ordinary shares received upon exercise of Warrants. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. The Code is subject to continual amendment and judicial and regulatory interpretation. No advance ruling has been or will be sought from the Internal Revenue Service (“IRS”) regarding any matter discussed in this discussion, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. Accordingly, each Warrant holder is urged to consult his, her or its own tax advisor to determine the particular tax consequences of the Offer, any exercise of the Warrants and the holding and disposition of the Warrants or ordinary shares received upon exercise of Warrants.

The discussion generally applies only to beneficial owners of the Warrants and ordinary shares who are U.S. Holders (defined below) and who hold the Warrants and ordinary shares received upon exercise of the Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not address all aspects of U.S. federal income taxation that may be important to particular beneficial owners in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers, including taxpayers who are treated as having received Warrants in connection with the performance of services, banks and certain other financial institutions, insurance companies, tax exempt organizations, holders of Warrants or ordinary shares that are pass-through entities or equity owners thereof, dealers in securities or foreign currency, regulated investment companies, real estate investment trusts, traders in securities that elect a mark-to-market method of accounting, persons holding the Warrants or ordinary shares as a hedge or as part of a straddle, constructive sale or conversion transaction, investors whose “functional currency” is not the U.S. Dollar, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, beneficial owners who are not subject to U.S. federal income tax on their worldwide income, and U.S. expatriates. Except as expressly provided for herein, the discussion does not address any estate, gift or other non-income tax considerations or any foreign, state or local tax consequences. As used herein, the term “U.S. Holder” means a beneficial owner of Warrants or our ordinary shares which is subject to U.S. federal income tax on its worldwide income pursuant to the provisions of the Code and regulations promulgated thereunder, and includes (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of a partner or other equity interest owner in such entity will generally depend upon the status of the person and the activities of the entity. Entities treated as partnerships for U.S. federal income tax purposes, and partners or equity interest owners in such entities, should consult their own tax advisors.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. WARRANT HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES TO THEM OF THE OFFER AND THEIR OWNERSHIP OF WARRANTS AND/OR SHARES AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

THIS DISCUSSION IS NOT INTENDED TO BE AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING PENALTIES. THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE OFFER. PROSPECTIVE PURCHASERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

No Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Accordingly, Warrant holders will not have any tax consequences in the Cayman Islands in connection with the Offer, the Warrants or ordinary shares received upon exercise of the Warrants.

Potential PRC taxation of shareholders

Under the PRC Enterprise Income Tax (“EIT”) Law that became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise.” If we were to be considered to be a “resident enterprise” under the EIT, our global income would be subject to tax under the EIT law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of the PRC in the future, we would be subject to additional taxes. Moreover, if we were to be considered a “resident enterprise” under the EIT law by the PRC tax authorities, the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their Warrants or ordinary shares, if such income were sourced from within the PRC. The implementing rules of the EIT law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. As of the date hereof, no final interpretations on the implementation of the “resident enterprise” designation are available for companies such as ours. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot currently determine the likelihood of the Company being designated a “resident enterprise.”

U.S. federal income tax consequences of the Offer

For U.S. federal income tax purposes, we intend to treat the actions contemplated by the Offer as a recapitalization. Accordingly, Warrant holders who participate in the Offer will be treated as if they exchanged all of their existing Warrants for new Warrants having the reduced exercise prices and revised expiration dates in a reorganization under Code Section 368. The consequences of such treatment would be that no taxable gain or loss will be recognized by participants in the Offer, and the tax basis and holding periods of the participants in the Warrants will remain the same. Warrant holders who do not participate in the Offer will have no taxable gain or loss or other U.S. federal income tax consequences as a result of the Offer.

U.S. federal income tax consequences of holding and the exercise or lapse of Warrants

Warrant holders will not recognize gain or loss upon the exercise for cash of a warrant to acquire ordinary shares. The tax basis of a Warrant holder in ordinary shares received upon exercise of the Warrants will equal the tax basis of the Warrant holder in the exercised Warrants increased by the exercise price paid to acquire the ordinary shares, and the holding period for the ordinary shares acquired upon the exercise of Warrants will begin on the day following the date of exercise. If a Warrant is allowed to lapse unexercised, a Warrant holder will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The terms of the Warrants provide for an adjustment to the number of ordinary shares for which the Warrants may be exercised or to the exercise price of the Warrants in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the Warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable, as described below, to the U.S. Holders of the ordinary shares in the Company.

Taxation of dividends and other distributions on the ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by you but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

The Company does not expect to pay dividends in 2012. Preferential tax rates applicable to individuals with respect to qualifying dividend income are set to expire at the end of 2012. Commencing January 1, 2013, the maximum ordinary U.S. federal income tax rate applicable to individuals is scheduled to increase to 39.6%, and this rate is scheduled to be applicable to dividend income. In addition, commencing January 1, 2013, with respect to individuals with modified adjusted gross income above certain thresholds, an additional 3.8% Medicare tax will apply to certain types of income, including dividend income.

If PRC withholding taxes apply to dividends paid to you with respect to our ordinary shares pursuant to the PRC EIT law discussed above, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information regarding such PRC withholding taxes, see “Potential PRC taxation of shareholders,” above. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of disposition of Warrants and ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Warrant or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the Warrant or ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss generally will be a capital gain or loss. The deductibility of capital losses is subject to limitations. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the Warrant or ordinary share for more than one year, you may be eligible for reduced tax rates. As described under “U.S. federal income tax consequences of the exercise or lapse of Warrants,” the holding period of ordinary shares acquired upon exercise of Warrants begins on the day after the exercise of the Warrant. Commencing January 1, 2013, long-term capital gains earned by individuals will be subject to a maximum federal income tax rate of 20%, and, with respect to individuals with modified adjusted gross income above certain thresholds, an additional 3.8% Medicare tax will apply to certain types of income, including long-term and short-term capital gains arising from the sale of stock.

Any gain or loss that you recognize on a disposition of Warrants or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of Warrants or the ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information regarding such PRC withholding taxes, see “Potential PRC taxation of shareholders,” above. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

Based on the market price of our ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011. The application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not assert that we should be classified as a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

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at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

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the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss from the actual sale or other disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the NYSE Amex, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares continue to be listed on the NYSE Amex and are regularly traded, and you are a holder of ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

The PFIC rules generally also apply to Warrants, but a U.S. Holder may not make a qualified electing fund election with respect to its Warrants. As a result, if the Company were a PFIC at any time during the period a U.S. Holder held the Warrants and the U.S. Holder sells or otherwise disposes of a Warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such warrants properly makes a qualified electing fund election with respect to the newly acquired ordinary shares in the Company (or has previously made a qualified electing fund election with respect to its ordinary shares in the Company), the qualified electing fund election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the qualified electing fund election, will continue to apply with respect to such newly acquired ordinary shares.

U.S. shareholders of PFICs are required to file certain information with U.S. taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your ownership of Warrants and ordinary shares.

Controlled Foreign Corporation Rules

Based on information available to us regarding the ownership of our ordinary shares and Warrants, we do not believe that we are a controlled foreign corporation for U.S. federal income tax purposes (“CFC”). We cannot assure you that the information available to us regarding ownership of our ordinary shares and Warrants is complete, and, accordingly, that we are not currently a CFC or will not become classified as a CFC in the future. In general, a foreign corporation is considered a CFC if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. Person who owns at least 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC’s “subpart F income,” even if the subpart F income is not distributed.

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules. Pursuant to those constructive ownership rules (a) an individual is treated as owning stock owned by certain members of his or her family; (b) an option to acquire stock generally is treated as exercised; (c) a corporation is treated as owning stock owned by a 50% or greater shareholder; (d) a partnership is treated as owning stock owned by its partners (regardless of their percentage ownership of the partnership); and (e) stock owned by a partnership or a corporation is treated as owned proportionately by the owners of the entity (in the case of corporations, only if the shareholder owns 10% or more of the stock of the corporation). For this rule, if an entity owns more than 50% of the total combined voting power, it is considered to own 100% of such voting power.

Additional rules apply to trusts and estates. Operating rules apply to prevent reattribution of ownership in certain circumstances, as well as attribution that would cause stock to be treated as not owned by a U.S. person. Because the attribution rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your own tax advisors regarding the application of the rules to your ownership of ordinary shares and Warrants of the Company.

If the Company were a CFC, a 10% U.S. Shareholder’s tax basis in its ordinary shares would be increased by the amount of any subpart F income that the shareholder includes in income. Any distributions made by the Company out of previously taxed subpart F income would be exempt from further U.S. income tax in the hands of the 10% U.S. Shareholder. The 10% U.S. Shareholder’s tax basis in its ordinary shares would be reduced by the amount of any distributions that are excluded from income under this rule.

Internal Revenue Code section 1248 provides that if a U.S. person sells or exchanges stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively (as described above) 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

10% U.S. shareholders of CFCs are required to file certain information with U.S. taxing authorities relating to their CFC investments and dispositions of their CFC investments. If we are classified as a CFC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the CFC rules to your ownership of Warrants and ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares or Warrants may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Certain U.S. Holders who are individuals holding the ordinary shares or Warrants other than in an account at a financial institution may be subject to additional information reporting requirements which include submission of information on Internal Revenue Service Form 8938. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Section 15. Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 (“Conditions of the Offer”) of Part III of this document has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open by giving oral, written or electronic notice of such extension to you.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the offer to terminate or amend the offer by giving oral, written or electronic notice of such termination or postponement to you. If we terminate the offer, we will return to each Warrant holder the exercise price received from him or her, without interest, and the Warrant.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend this offer in any respect.

Amendments to this offer may be made at any time and from time to time. In the case of an extension, the amendment will be issued no later than 4:00 p.m., Eastern Time, on the scheduled or announced expiration date. Any amendment of this offer will be disseminated promptly in a manner reasonably designed to inform Warrant holders of the change. Without limiting the manner in which we may choose to disseminate any amendment of the offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any dissemination.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. The amount of time by which we will extend the offer following a material change in the terms of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of the information.

Section 16. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person in making this offer.

Section 17. Additional Information.

We have filed with the SEC a Registration Statement on Form F-3 (Regis. No. 333-176634), which relates to the exercise of the Warrants and the issuance of ordinary shares underlying the Warrants. This document does not contain all of the information contained in the Registration Statement.We recommend that, in addition to this document, the Warrant, and Warrant Agreement, you review the Registration Statement, before deciding whether or not to exercise your Warrants. We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our periodic reports and other information include the following, which are incorporated herein by reference:

•

our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on May 15, 2012 as amended by Amendment No. 1 to our Annual Report on Form 20-F/A filed with the SEC on June 8, 2012, which are incorporated herein by reference;

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our Report of Foreign Private Issuer on Form 6-K that includes as Exhibit 99.1 our financial results for the first six months ended June 30, 2012, filed with the SEC on August 21, 2012, which is incorporated herein by reference;

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our Reports of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2012, February 8, 2012, February 10, 2012, February 21, 2012, March 20, 2012, May 8, 2012, May 16, 2012, June 1, 2012, June 19, 2012, July 27, 2012, August 21, 2012, September 5, 2012, September 20, 2012, October 19, 2012, November 13, 2012, November 14, 2012, and November 16, 2012, and all amendments thereto, which are incorporated herein by reference; and

•

the description of our ordinary shares contained in the Proxy Statement/Prospectus under the section titled “Description of ID Cayman’s Securities following the Business Combination”, originally filed with the SEC on October 5, 2009, which is incorporated herein by reference.

Any amendment or report filed for the purpose of updating such descriptions may be examined, and copies may be obtained, at the SEC’s public reference room facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our ordinary shares are quoted on the NYSE MKT exchange under the symbol “IDI.”

We will also provide without charge to each person to whom a copy of this offer is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Please make your request for a copy by visiting the “Request Information” subheading within the “Contact IR” heading under the “Investor Relations” section of the Company’s website or by contacting the Company at ir@searchmediaholdings.com.

The information about the Company included in this offer should be read together with the information contained in the documents to which we have referred you.

Section 18. Forward-Looking Statements.

Our reports filed with the SEC referred to above contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3 Key Information — D. Risk Factors” of our Annual Report on Form 20-F filed with the SEC on May 15, 2012. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:

•	The NYSE MKT may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•	We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

•	We have identified material weaknesses in our internal control over financial reporting and we have had to restate our historical financial statements.

•	We are subject to a government inquiry in the United States.

•

Deterioration of economic conditions and a resulting decrease in demand for advertising services would materially and adversely affect our financial condition and results of operations and limit our growth prospects.

•	A business strategy of making acquisitions subjects us to all of the risks inherent in identifying, acquiring and operating newly acquired businesses.

•	Future charges due to possible impairments of acquired assets may have a material adverse effect on our financial condition and results of operations.

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We face significant competition for advertising spending from operators of new and traditional advertising networks. If we cannot successfully compete, our results of operations would be materially and adversely affected.

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If we fail to develop and maintain relationships with site owners, managers and sublessors that provide us access to desirable locations and network platforms, our growth potential and our business could be harmed.

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Failures to obtain site owners’ consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.

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If we are unable to obtain or retain desirable placement locations for our advertising poster frames and outdoor billboards on commercially advantageous terms, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

•

Our business depends substantially on the continuing efforts of our executive officers, senior management, and other key employees, and our business may be severely disrupted if we lose their services.

•

If we are unable to adapt to changing advertising trends of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.

•	Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.

•	If site managers or owners shut down our displays for site maintenance or other reasons, our business could be adversely affected.

•	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

•

We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

•

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

•

We have no business liability, disruption or litigation insurance, and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions.

•	Our operating results are difficult to predict and may fluctuate from period to period.

•

If the People’s Republic of China (the “PRC”) government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

•	If advertising registration certificates are not obtained for advertisements on our outdoor billboard or rapid transit networks, we may be subject to fines.

•

Our outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

•	If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our network.

•

Governmental control of currency conversion may materially and adversely affect the value of your investment. Substantial limitations may be imposed on the removal of funds from the PRC to the Company, or the infusion of funds by us to our subsidiaries and affiliates located in the PRC.

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries.

•	Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

•	Any health epidemics and other outbreaks, or war, acts of terrorism and other man -made or natural disasters could severely disrupt our business operations.

•	We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

•

As a foreign private issuer, we will be exempt from certain SEC requirements that provide stockholders with protections and information that must be made available to stockholders of U.S. public companies.

•

Because we do not intend to pay dividends on our ordinary shares for the foreseeable future, stockholders will benefit from an investment in our ordinary shares only if those shares appreciate in value.

•

Voting control by executive officers, directors and other affiliates of the company may limit your ability to influence the outcome of director elections and other matters requiring shareholder approval.

•	A significant number of shares are eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.

•

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to us.

•

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of SearchMedia.

•	If you acquire (directly, indirectly, or constructively) 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation,” or CFC rules.

•	We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders, preventing such holders from realizing the potential economic value of their warrants.

•	Our warrant holders may not be able to exercise their warrants, which may significantly reduce their economic value and create liability for us.

•	Execution and government approval risks of new concessions.

•	Technological risk associated with new LCD media systems.

•	Advertiser demand and adoption of new LCD media is uncertain.

ANNEX A

SEARCHMEDIA HOLDINGS LIMITED

LETTER OF TRANSMITTAL

This offer expires at 5:00 p.m. Eastern Time on December 26, 2012 unless the offer is extended.

INSTRUCTIONS TO LETTER OF TRANSMITTAL

1. DEFINED TERMS. All terms used in this letter of transmittal but not defined have the meaning ascribed to them in the offer, dated December 5, 2012. Unless the context requires otherwise, references in this letter of transmittal to “SearchMedia Holdings,” “SearchMedia,” “Company,” “we,” “us,” “our,” and “ours” mean SearchMedia Holdings Limited and its subsidiaries.

2. EXPIRATION DATE. The offer to exercise your Warrants at a reduced exercise price (the “offer”) expires at 5:00 p.m. Eastern Time on December 26, 2012, unless the offer is extended.

3. EXERCISE OF WARRANTS. If you intend to exercise your Warrants in accordance with the offer, you must sign this letter of transmittal and send us your Warrant and good funds in the aggregate amount of the exercise price. Participation in the offer is voluntary; you are not required to exercise any of your Warrants.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a holder of Warrants may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

The temporary exercise price of $1.25 per share for the Public Warrants and Insider Warrants and $1.46 per share for the Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. Your decision to participate by exercising your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If you choose not to participate, your Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

4. DELIVERY OF LETTER OF TRANSMITTAL. A signed copy of this letter of transmittal, together with your Warrant Agreements and good funds in the amount of the exercise price, must be received by Continental Stock Transfer & Trust Company before 5:00 p.m. Eastern Time on December 26, 2012 (or such later date as may apply if the offer is extended). The address is:

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Attention: Reorganization Department

Annex A-1

Your election will be effective only upon receipt of this letter of transmittal, the Warrant Agreements and good funds in the amount of the exercise price by Continental Stock Transfer & Trust Company, and acceptance by us. E-mail and voice-mail will NOT be accepted as a valid manner of election.

If you have questions about delivery, you may contact our information agent, Morrow & Co., LLC, at SearchMedia.info@morrowco.com or by telephone at (203) 658-9400 or (800) 662-5200. You should review the offer before making your election.

5. SIGNATURES. Please sign and date the letter of transmittal prior to returning it with your Warrants and the exercise price.

6. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance, as well as requests for additional copies of the offer or this letter of transmittal may be directed to Morrow & Co., LLC, at SearchMedia.info@morrowco.com or by telephone at (203) 658-9400 or (800) 662-5200. Copies will be furnished promptly at our expense.

7. IRREGULARITIES. We will determine, in our discretion, all questions as to the number of shares subject to Warrants exercised and the validity, form, eligibility (including time of receipt) and acceptance of any exercise of Warrants. Our determination of these matters will be final and binding on all parties. We may reject any or all Warrant exercises that we determine are not in appropriate form or that we determine are unlawful to accept. We may waive any defect or irregularity in any exercise with respect to any Warrants or any Warrant holder before the expiration of the offer. No Warrants will be accepted for exchange until the Warrant holder exercising the Warrants has cured all defects or irregularities to our satisfaction, or they have been waived by us, prior to the expiration date. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exercise of any Warrants, and no one will be liable for failing to give notice of any defects or irregularities.

8. CONDITIONAL OR CONTINGENT OFFERS. We will not accept any alternative, conditional or contingent Warrant exercise.

9. GUARANTEED DELIVERY. If your warrant instruments are not immediately available, you cannot deliver your warrants and all other required documents to Continental Stock Transfer & Trust Company (the “Depositary”) or you cannot complete the procedure for delivery by book–entry transfer prior to the expiration date, you may exercise your Warrants pursuant to the guaranteed delivery procedure set forth in the offer document. Pursuant to such procedure:

i.	such exercise of Warrants must be made by or through an Eligible Institution, as defined below;

ii.	a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the expiration date; and

iii.	the instruments for all physically delivered Warrants in proper form for transfer by delivery, or a confirmation of a book–entry transfer into the Depositary’s account at DTC of all Warrants delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message, as defined below), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange trading days after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in the offer document.

The method of delivery of all documents, including Warrant instruments, the Letter of Transmittal and any other required documents, is at the election and risk of the exercising Warrant holder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Annex A-2

An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad–15 promulgated under the Securities Exchange Act of 1934, as amended.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC exchanging the Warrants that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

Annex A-3

LETTER OF TRANSMITTAL

SearchMedia Holdings Limited

c/o Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Attention: Reorganization Department

I have received the offer, this letter of transmittal and the election to exercise the Warrants attached as Annex A-#1.

I acknowledge that:

I, the undersigned, accept the terms and conditions of the offer and hereby exercise up to one-third of my Warrants at the reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. I have included the original Warrant Agreements and good funds in the amount of the aggregate exercise price.

I understand that, upon acceptance by SearchMedia Holdings Limited, the offer and this letter of transmittal will constitute a binding agreement between SearchMedia Holdings Limited and me.

I understand that, at the expiration date of the Warrants, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants.

I understand that, from December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time and on February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

I understand that, generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised in the offer, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

I understand that, the Warrants that do not participate in the offer will continue to trade on the NYSE MKT and will remain outstanding under their current terms until such non-participating Warrants expire on February 19, 2013.

I acknowledge that SearchMedia Holdings Limited has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer.

I understand that, I have the ability to withdraw my exercised Warrants at any time before the offer expires at 5:00 p.m. Eastern Time on December 26, 2012 and if the Company extends the offer beyond that time, I may withdraw my exercised Warrants at any time until the extended expiration of the offer. If the Company has not accepted my exercised Warrants by 5:00 p.m. on December 26, 2012 I will also have the right to withdraw my exercised Warrants after that date and until the Company accepts my exercised Warrants. I understand that in order to withdraw my exercised Warrants, I must deliver to the transfer agent a written notice of withdrawal with the required information while I still have the right to withdraw the exercised Warrants.

Annex A-4

I agree to all of the terms and conditions of the offer and have attached a completed copy of Annex A-#1 and the exercise price.

Dated:                     , 2012

(Signature)

(Print Name)

(Address Line 1)

(Address Line 2)

Annex A-5

ANNEX A-#1

ELECTION TO EXERCISE WARRANTS

To:	SearchMedia Holdings Limited

c/o Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Attention: Reorganization Department

In accordance with the terms of the offer, I hereby exercise the Warrants listed below:

Name	Exercise Price	Warrant No.	No. of Warrants Represented by the Warrant	No. of Warrants to be exercised(1)	No. of Warrants to be extended(2)

(1)	Number to be exercised cannot represent more than one-third of the ordinary shares represented by the Warrant.
(2)	Number of Warrants to be extended will be equal to two times the number of Warrants exercised. Those Warrants will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From the December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

The exercise price in the amount of $                 and the Warrant are enclosed.

Date:                     , 2012

(Signature)

(Print Name)

(Address Line 1)

(Address Line 2)

Annex A-6

ANNEX B

NOTICE OF WITHDRAWAL

Instructions

If you previously elected to participate in the offer dated December 5, 2012 made by SearchMedia Holdings Limited and would like to change your election and withdraw the exercise of your Warrants, you must complete and sign this Notice of Withdrawal and return it to SearchMedia Holdings Limited c/o Continental Stock Transfer & Trust Company before 5:00 p.m. Eastern Time on December 26, 2012 unless the offer is extended.

Once the notice is signed and completed, please return it to Continental Stock Transfer & Trust Company by U.S. Mail or Courier at the following address:

Via Mail or Courier

SearchMedia Holdings Limited

c/o Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Attention: Reorganization Department

YOU DO NOT NEED TO COMPLETE AND RETURN THIS NOTICE UNLESS YOU WISH TO WITHDRAW A PREVIOUS EXERCISE OF YOUR WARRANTS.

Annex B-1

SEARCHMEDIA HOLDINGS LIMITED

NOTICE OF WITHDRAWAL

To SearchMedia Holdings Limited:

I previously received a copy of the offer dated December 5, 2012, and the letter of transmittal. I signed and returned the letter of transmittal, in which I elected to exercise my Warrants for at least up to one-third of my Warrants at the reduced exercise price of $1.25 per share with respect to the Public Warrants and Insider Warrants and $1.46 per share with respect to the Underwriter Warrants. I understand that exercising my Warrants for up to one-third of my Warrants is the only way to participate in the offer. I wish to change that election and withdraw from the offer with respect to the exercise of the Warrants listed below:

Name	Exercise Price	Warrant No.	No. of Warrants Represented by the Warrant	No. of Warrants to be exercised(1)	No. of Warrants to be extended(2)

(1)	Number to be exercised cannot represent more than one-third of the ordinary shares represented by the Warrants.
(2)	Number of Warrants to be extended will be equal to two times the number of Warrants exercised. Those Warrants will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for the Public Warrants and Insider Warrants and $2.92 per share for the Underwriter Warrants. From the close of the offer until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

Date:                     , 2012

(Signature)

(Print Name)

(Address Line 1)

(Address Line 2)

Annex B-2

ANNEX C

Offer to Reduce the Exercise Price of Certain Outstanding Warrants

to Purchase Ordinary Shares

and to Extend the Expiration Date and Reduce the Exercise Price

of Certain Additional Warrants to Purchase Ordinary Shares

by

SEARCHMEDIA HOLDINGS LIMITED

THE OFFER BEGINS ON DECEMBER 5, 2012 AND EXPIRES AT 5:00 P.M. EASTERN

TIME ON DECEMBER 26, 2012, UNLESS THE OFFER IS EXTENDED.

December 5, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration are the offer document, dated December 5, 2012 (the “offer document”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”), in connection with the offer by SearchMedia Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, to the holders of the Company’s issued and outstanding Public Warrants, Insider Warrants, and Underwriter Warrants (collectively, the “Warrants”) to extend the term and reduce the exercise price of their Warrants.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a Warrant holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

Annex C-1

The temporary exercise price of $1.25 per share for the Public Warrants and Insider Warrants and $1.46 per share for the Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. A Warrant holder’s decision to participate by exercising his or her Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If the Warrant holder chooses not to participate, his or her Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

The offer to exercise warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline.

Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

By way of example, if a Warrant holder holds 100 Public Warrants and he or she exercises the one-third maximum of his or her warrants by submitting the aggregate exercise price of $41.25 to exercise 33 of those 100 warrants, the Warrant holder will receive 33 ordinary shares. In this situation, since the holder has exercised the maximum number of warrants available to be exercised, we will round the number of Extended Warrants up from the calculated 66 warrants (two times the number of warrants exercised) to 67 warrants to account for the total number of warrants held by the participating holder before the offer.

As of the date of the offering document, our board of directors has no plan to make a similar offer. However, if we are successful in raising funds, the board of directors may later decide to raise funds by making a similar offer.

Enclosed with this letter are copies of the following documents:

1.	Offer Document;

2.	Notice of Withdrawal;

3.	Letter of Transmittal, for your use in exercising Warrants at a reduced exercise price pursuant to the offer and for the information of your clients;

4.	Notice of Guaranteed Delivery with respect to Warrants, to be used to exercise Warrants at a reduced exercise price pursuant to the offer in the event you are unable to deliver the Warrant instruments, together with all other required documents, to the Depositary before the expiration date (as defined in the offer document), or if the procedure for book-entry transfer cannot be completed before the expiration date; and

Annex C-2

5.	Form of letter that may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the offer.

Certain conditions to the offer are described in Sections 1 through 7 of the offer document.

We urge you to contact your clients promptly. Please note that the offer to exercise warrants at a reduced exercise price and withdrawal rights will expire at 5:00 p.m. Eastern Time on December 26, 2012, unless the offer is extended.

Other than as described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent, as described in the offer document) in connection with the solicitation of exercises of Warrants pursuant to the offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed offer materials to your clients.

Questions regarding the offer may be directed to Morrow & Co., LLC, as information agent, at the toll free number 800-662-5200 or telephone number 203-658-9400 or by email at SearchMedia.info@morrowco.com.

Very truly yours,

SearchMedia Holdings Limited

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

Annex C-3

ANNEX D

Offer to Reduce the Exercise Price of Certain Outstanding Warrants

to Purchase Ordinary Shares

and to Extend the Expiration Date and Reduce the Exercise Price

of Certain Additional Warrants to Purchase Ordinary Shares

by

SEARCHMEDIA HOLDINGS LIMITED

THE OFFER BEGINS ON DECEMBER 5, 2012 AND EXPIRES AT 5:00 P.M. EASTERN

TIME ON DECEMBER 26, 2012, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

Enclosed for your consideration are the offer document, dated December 5, 2012 (the “offer document”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”), in connection with the offer by SearchMedia Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, to the holders of the Company’s issued and outstanding Public Warrants, Insider Warrants, and Underwriter Warrants (collectively, the “Warrants”) to extend the term and reduce the exercise price of their Warrants.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a Warrant holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

The temporary exercise price of $1.25 per share for the Public Warrants and Insider Warrants and $1.46 per share for the Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. Your decision to participate by exercising your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If the you choose not to participate, your Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

Annex D-1

The offer to exercise warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline.

Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

By way of example, if you hold 100 Public Warrants and you exercise the one-third maximum of your warrants by submitting the aggregate exercise price of $41.25 to exercise 33 of those 100 warrants, you will receive 33 ordinary shares. In this situation, since the holder has exercised the maximum number of warrants available to be exercised, we will round the number of Extended Warrants up from the calculated 66 warrants (two times the number of warrants exercised) to 67 warrants to account for the total number of warrants held by the participating holder before the offer.

As of the date of the offering document, our board of directors has no plan to make a similar offer. However, if we are successful in raising funds, the board of directors may later decide to raise funds by making a similar offer.

A Warrants holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. Please follow the instructions in this document and the related documents, including the accompanying Letter of Transmittal, to exercise your Warrants.

On the terms and subject to the conditions of the offer to exercise warrants at a reduced price, the Company will allow you to exercise up to one-third of your Warrants properly exercised before the expiration date that are not withdrawn in exchange for the extension of the expiration date and the reduction of the exercise price of the Extended Warrants.

We are the owner of record of ordinary shares held for your account. As such, we are the only ones who can exercise your Warrants pursuant to the offer, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to exercise the Warrants we hold for your account.

Please instruct us as to whether you wish us to exercise any or up to one-third of the Warrants we hold for your account on the terms and subject to the conditions of the offer.

Annex D-2

Please note the following:

1.	You may exercise up to one-third of your Warrants in order to receive warrants equal to two times the number of Warrants exercised with the extended expiration date and reduced exercise price.

2.	The offer is subject to certain conditions set forth in Sections 1 through 7 of the offer document.

3.	The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless our board of directors determines to extend it. As of the date of this document, our board of directors has no plans to extend the offer. If our board of directors later determines to extend the offer, we will publicly announce the extension no later than 4:00 p.m., Eastern Time, on the expiration date.

4.	The offer to exercise Warrants at a reduced exercise price is available to all holders of record of outstanding Public Warrants, Insider Warrants, and Underwriter Warrants of the Company as of December 5, 2012.

5.	Participating Warrant holders who are registered Warrant holders or who exercise their Warrants directly with Continental Stock Transfer & Trust Company will not be obligated to pay any brokerage commissions.

If you wish to have us exercise any or up to one-third of the your Warrants at a reduced exercise price, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to exercise your Warrants, we will exercise up to one-third of all of your Warrants unless you specify otherwise on the attached Instruction Form.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit your exercise of the Warrants on your behalf before the expiration date of the offer. Please note that the offer and withdrawal rights will expire at 5:00 p.m. Eastern Time on December 26, 2012, unless the offer is extended.

The offer is being made solely under the offer document and the Letter of Transmittal and is being made to all holders of Public Warrants, Insider Warrants, and Underwriter Warrants. The offer is not being made to, nor will the exercise of the Warrants be accepted from or on behalf of, Warrant holders residing in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Although our board of directors has approved the exercise price reduction, it recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors. Accordingly, you are strongly encouraged to consult with your personal advisors if you have questions about your financial or tax situation. Neither SearchMedia Holdings Limited nor our board of directors, the Depositary or information agent is making any recommendation to you as to whether you should participate and exercise any

Annex D-3

of your Warrants. The ordinary shares you receive by exercising your Warrants may end up being worth less than the exercise price. You must make your own decision whether to participate and exercise any of your Warrants. In doing so, you should read carefully the information in the offer document and the Letter of Transmittal.

Annex D-4

Instruction Form with Respect

to

Offer to Reduce the Exercise Price of Certain Outstanding Warrants

to Purchase Ordinary Shares

and to Extend the Expiration Date and Reduce the Exercise Price

of Certain Additional Warrants to Purchase Ordinary Shares

by

SEARCHMEDIA HOLDINGS LIMITED

The undersigned acknowledges receipt of your letter and the enclosed offer document, dated December 5, 2012 (the “offer document”), and the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”), in connection with the offer by SearchMedia Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, to the holders of the Company’s issued and outstanding Public Warrants, Insider Warrants, and Underwriter Warrants (collectively, the “Warrants”) to extend the term and reduce the exercise price of their Warrants.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until December 26, 2012, a Warrant holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634), which is on file with the Securities and Exchange Commission (the “Registration Statement”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

The temporary exercise price of $1.25 per share for the Public Warrants and Insider Warrants and $1.46 per share for the Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. Your decision to participate by exercising your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If you choose not to participate, your Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

Annex D-5

The offer to exercise warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline.

The undersigned hereby instructs you to exercise the number of Warrants indicated below or, if no number is indicated, up to one-third of all Warrants you hold for the account of the undersigned, on the terms and subject to the conditions of the offer.

In participating in the offer, the undersigned acknowledges that: (1) the offer is established voluntarily by the Company, it is discretionary in nature and it may be extended, modified, suspended or terminated by the Company as provided in the offer document; (2) the undersigned is voluntarily participating in the offer and is aware of the conditions of the offer; (3) the future value of the Company’s ordinary shares is unknown and cannot be predicted with certainty; (4) the undersigned has received the offer document; and (5) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance, transfer tax or other tax-related items (“Tax Items”) related to the offer and the disposition of Warrants, the undersigned acknowledges that the ultimate liability for all Tax Items is and remains his or her sole responsibility. In that regard, the undersigned authorizes the Company to withhold all applicable Tax Items legally payable by the undersigned.

Number of Warrants to be exercised by you for the account of the undersigned:

*	Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.
**	Unless otherwise indicated it will be assumed that up to one-third of all Warrants held by us for your account are to be exchanged.

Signature(s):

Name(s):
(Please Print)

Taxpayer Identification Number:

Annex D-6

Address(es):

(Including Zip Code)

Area Code/Phone Number:

Date: _________________, 2012

Annex D-7

ANNEX E

NOTICE OF GUARANTEED DELIVERY

OF WARRANTS OF

SEARCHMEDIA HOLDINGS LIMITED

PURSUANT TO THE OFFER DATED DECEMBER 5, 2012

This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the offer to exercise warrants at a reduced price if:

•	Warrants are not immediately available or Warrant holders cannot deliver Warrants to Continental Stock Transfer & Trust Company (the “Depositary”) prior to the expiration date, or

•

Time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) and any other required documents, to reach the Depositary prior to the expiration date.

The offer document and the related Letter of Transmittal, as amended or supplemented from time to time, together constitute the “offer.”

TO:	CONTINENTAL STOCK TRANSFER & TRUST COMPANY

BY MAIL, HAND OR OVERNIGHT DELIVERY:	CONTINENTAL STOCK TRANSFER & TRUST COMPANY 17 BATTERY PLACE, 8TH FLOOR NEW YORK, NY 10004 ATTENTION: REORGANIZATION DEPARTMENT

BY FACSIMILE TRANSMISSION:	CONTINENTAL STOCK TRANSFER & TRUST COMPANY

FACSIMILE:	(212) 616–7610

CONFIRM BY TELEPHONE:	(917) 262-2378

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail, or overnight courier to the Depositary. See Section 4 of the offer letter.

For this notice to be validly delivered, it must be received by the Depositary at the above address before the offer to exercise warrants at a reduced price expires. Delivery of this notice to another address will not constitute a valid delivery. Delivery to the Company, the information agent or the book–entry transfer facility will not be forwarded to the Depositary and will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal) under the instructions to the Letter of Transmittal, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Annex E-1

By signing this Notice of Guaranteed Delivery, you exercise, upon the terms and subject to the conditions described in the offer document and the related Letter of Transmittal, receipt of which you hereby acknowledge, the number of Warrants specified below pursuant to the guaranteed delivery procedure described in Section 4 of the offer document.

NUMBER OF WARRANTS EXCHANGED:

SIGNATURES

Signatures:

Name(s) of Warrant Holders(s):

(please type or print)

Warrant Nos.:

Address:
(Include Zip Code)

Daytime Area Code and Telephone Number:

Date:

If Warrants will be delivered by book–entry transfer, provide the Account Number.

Account Number:

Annex E-2

GUARANTEE OF DELIVERY

(Not to be Used for Signature Guarantee)

The undersigned, a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad–15 promulgated under the Securities Exchange Act of 1934, as amended, each of the foregoing constituting an (“Eligible Institution”), guarantees delivery to the Depositary of the Warrants exercised, in proper form for transfer, or a confirmation that the Warrants exercised have been delivered pursuant to the procedure for book–entry transfer described in the offer document into the Depositary’s account at the book–entry transfer facility, in each case together with a properly completed and duly executed Letter(s) of Transmittal, or an Agent’s Message in the case of a book–entry transfer, and any other required documents, all within three New York Stock Exchange trading days after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Warrants to the Depositary within the time set forth above. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:

Authorized Signature:

Name:
(Please Print)

Title:

Address:

Area Code(s) and Telephone Number(s):

Dated: , 2012

NOTE:	DO NOT SEND WARRANTS WITH THIS FORM. WARRANTS SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

Annex E-3